Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,
	2000	2001	2002	2003	2004
Earnings:
Earnings before income taxes (a)	$2,192	1,650	1,622	1,452	1,893
Fixed charges	359	376	321	322	311

Earnings, as defined	$2,551	2,026	1,943	1,774	2,204

Fixed Charges:
Interest expense	$292	304	250	246	234
One-third of all rents	67	72	71	76	77

Total fixed charges	$359	376	321	322	311

Ratio of Earnings to Fixed Charges	7.1x	5.4x	6.1x	5.5x	7.1x

(a)	Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.